Exhibit (a)(2)

VENTANA’S BOARD UNANIMOUSLY REJECTS ROCHE’S UNSOLICITED

TENDER OFFER AS INADEQUATE

URGES STOCKHOLDERS NOT TO TENDER THEIR SHARES

Tucson, Arizona, July 11, 2007—The Board of Directors of Ventana Medical Systems, Inc. (NASDAQ: VMSI) today announced that it has thoroughly reviewed Roche’s unsolicited tender offer with the assistance of its financial and legal advisors (Merrill Lynch & Co., Goldman, Sachs & Co., Sidley Austin LLP and Snell & Wilmer LLP) and unanimously determined that the $75 per share cash offer is inadequate in multiple respects and contrary to the best interests of Ventana’s stockholders. Accordingly, the Board recommends that stockholders not tender any of their shares to Roche. The letter sent today by Ventana to the Chairman of Roche appears below.

“This is about stockholder value,” said Jack Schuler, Chairman of the Board. “The Directors of Ventana have taken, and will continue to take, their responsibility as fiduciaries to stockholders extremely seriously. Simply put, we believe that Roche is trying to capture value for its stockholders that rightly belongs to Ventana’s stockholders. We intend to communicate to the market in greater detail the momentum we see in our business and our strong financial expectations. We will also communicate our near and intermediate term initiatives to continue our leadership in advanced and primary staining through our robust R&D pipeline, as well as our leadership in companion diagnostics, which represents a significant opportunity for Ventana and the global pharmaceutical industry. Through its proposed transaction, Roche is attempting to obtain for itself unique strategic value and synergies that we believe would accrue to the broader pharmaceutical industry and Ventana’s stockholders over the near and long term.”

Christopher Gleeson, President and Chief Executive Officer, commented, “We have a strong, uninterrupted seven year track record of robust year-over-year revenue and earnings growth and a very clear strategic plan to ensure continued successful commercial and financial performance and value creation. Roche’s offer does not come close to adequately compensating Ventana stockholders for the accelerating momentum of our business, the near-term potential from our innovative platforms, the numerous catalysts that are poised to drive long-term value, our game changing next generation technologies, and the Company’s growing menu of differentiated, high-value diagnostics that are expected to deliver on the promise of personalized medicine. Ventana has a unique position in the market and we will continue to articulate this platform and plan for enhancing value in the weeks ahead.”

Gleeson continued, “We believe Roche’s public disclosures to date are attempts to deliberately mislead the market as to our prior interactions and contacts. Although Roche’s overtures to our Board before June 25th were vague at best, our Board carefully analyzed and considered them and any inference otherwise is simply misleading and inaccurate. In fact, despite Roche’s statements to the contrary, we notified Roche and its advisors clearly and repeatedly—and well before June 25th—that our Board would be considering their most recent proposal and responding after a special Board meeting scheduled for later that week. Instead, Roche chose not to allow the Directors to deliberate or wait for our Board’s response before launching its hostile bid for Ventana. In a similar fashion, Roche commenced litigation without waiting to receive our Board’s Schedule 14D-9 response. We can only attribute this to high-handed tactics being used in an effort to deprive our stockholders of fair value. Negotiating at these levels is a non-starter.”

Gleeson concluded, “We remain committed to executing our business strategy and to building near and long-term value for all of our stockholders. We intend to vigorously resist Roche’s attempt to acquire Ventana at this inadequate price. We expect to provide detailed financial information, including 2007 and 2008 financial guidance and insights into our R&D pipeline in conjunction with our quarterly earnings release after market close on Thursday, July 19 and on a conference call the morning of Friday, July 20.”

Among the specific reasons cited in the Company’s Schedule 14D-9 for recommending that stockholders reject the Roche offer are the following:

•	The Offer Does Not Fully Reflect Ventana’s Standalone Value as the Leader in Tissue-Based Cancer Diagnostics, One of the Fastest Growing Segments in the Diagnostics Industry.

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Over the past twenty years, Ventana has established itself as the premier tissue-based cancer diagnostics company through the development of differentiated automated platforms, high value diagnostic tests and integrated patient information management tools. Roche acknowledged this leadership in its June 26, 2007 conference call discussing the Offer (the “Roche Conference Call”). However, Roche’s Offer does not adequately compensate Ventana stockholders for the Company’s leading market position, superior capabilities and resulting growth prospects.

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The tissue-based cancer diagnostics market is growing rapidly due to an aging population, increasing incidences of cancer, laboratory labor shortages, automation, favorable reimbursement and targeted therapeutics. Ventana’s differentiated products and technologies, commercial strength, and strong customer relationships will enable it to take advantage of this market opportunity and drive growth as well as maintain its market leadership.

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Over the last five years, Ventana has made significant investments in its commercial infrastructure, resulting in it having one of the leading commercial organizations in the industry today. As Ventana introduces additional new products, it expects to leverage this infrastructure to drive rapid market adoption, enhance profitability and deliver significant value to its stockholders.

•	The Offer Does Not Fully Reflect the Value of Ventana’s Growth Opportunities.

•

The Company has built and maintained its leadership position in tissue-based cancer diagnostics through innovative research and development initiatives. As Ventana continues to bring to market a robust pipeline of automated platforms and high value diagnostic tests, it believes it will continue its record of driving rapid market adoption and enhancing the clinical utility of its products. For example, the Company’s molecular products utilizing SISH technology, which have already been approved for use in Europe, represent a key expansion of Ventana’s assay menu. These products facilitate the automation of tissue-based genotyping assays, critical tools used in the diagnosis and treatment of cancer. The Company’s soon-to-be-introduced (2008) new platform, UltraPlex, is designed to further enhance value by adding functionality and capabilities such as automated, simultaneous, same-day gene and protein testing.

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The Company’s research and development activities have generated recent and pending near-term product introductions that the Board believes have the potential to drive significant additional value. For example, in the second quarter of 2006, Ventana extended its laboratory workflow solution with the launch of its Symphony H&E stainer, which is targeted at the highest volume segment of the histology lab. Based on favorable early adoption of this new product and pending peer reviewed publications, Ventana believes primary staining represents a meaningful new growth opportunity that will complement its core advanced staining franchise.

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The Company also anticipates significant future growth in companion diagnostics. For example, Ventana recently entered into a collaboration agreement with Roche’s majority owned subsidiary, Genentech, to co-develop and commercialize tissue-based diagnostic assays for therapeutic candidates designated by Genentech. In addition, Ventana has partnered with many of the leaders within the pharmaceutical and biotechnology industries across numerous projects to focus on the development of biomarker assays and related companion diagnostics. Ventana believes these companion diagnostics represent a sizeable long-term growth opportunity for the Company, its collaboration partners and the industry as a whole, and that the resulting revenue opportunities are extensive and could drive Ventana’s growth well into the future.

•	The Offer Is Opportunistically Timed to Acquire Value Not Fully Reflected in Ventana’s Stock Price.

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The Board believes that Roche recognizes the attractiveness of the Company’s near-term and future growth prospects and has opportunistically timed the Offer to acquire Ventana before these factors are fully reflected in the Company’s stock price. Revenue growth in the Company’s core advanced staining business remains extremely strong and overall profitability is accelerating. Ventana is on the verge of realizing its significant investment in primary staining and has an exciting pipeline that will drive growth and value. As a result, the Company believes it is ideally positioned to deliver strong results based on its strategic plan.

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Ventana has an opportunity to capture significant market share from recently acquired and distracted competitors. In the Roche Conference Call, Roche’s Chief Financial Officer, Erich Hunziker, acknowledged that the shifting competitive landscape was a motivation for the timing of Roche’s approach: “You may ask yourself why Roche sees a certain urgency for this deal. Leaving Ventana’s successful team unchanged and giving them the support of a global company could be very crucial in a time when key competitors in this market are still aligning their efforts after just having been taken over.”

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The Board has a serious concern that, to some significant extent, Roche’s interest in the Company may be based upon confidential information shared with Roche or its affiliates for collaborative purposes. The Board believes that Roche has moved aggressively and opportunistically to seek to acquire Ventana before the market has assimilated the information that Roche fully appreciates.

•	The Offer Is Financially Inadequate.

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The Board believes that the Offer does not fully reflect the intrinsic value of the Company. On July 10, 2007, Merrill Lynch and Goldman Sachs each delivered an oral opinion to the effect that, as of the date of such opinion, the Offer is inadequate to the holders of the Company’s Shares from a financial point of view. After considering the factors set forth herein, including the oral opinions of Merrill Lynch and Goldman Sachs, the Board has unanimously concluded that the Offer is financially inadequate.

•	The Offer Does Not Reflect Sharing of Significant Potential Synergy Value of a Combination.

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In the Roche Conference Call, Roche asserted that the complete spectrum of diagnostics capabilities achieved through a combination of Ventana with Roche’s existing diagnostics franchise, together with Roche’s strong oncology drug portfolio, would uniquely position Roche for leadership in personalized healthcare. According to Dr. Schwan’s statements on the Roche Conference Call, Ventana’s technologies would allow Roche to provide not only a comprehensive solution to pathologists, but also a comprehensive in-house solution to its pharmaceuticals division to develop targeted medicines, particularly in the oncology market. However, the Offer does not reflect the tremendous upside from this capability and the strategic and competitive value to Roche of owning the exclusive rights to Ventana’s technologies.

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As the leading tissue-based cancer diagnostics company with superior technologies, commercial infrastructure and management, and the last remaining independent company with the required capabilities, Ventana is the best positioned and perhaps the only company that could enable Roche to achieve its personalized healthcare objectives. The Company believes that Genentech’s selection of Ventana as its partner of choice for companion diagnostics development demonstrates that Ventana is ideally situated to capitalize on this opportunity and represents an attractive partner candidate for many of Roche’s competitors.

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In addition to the significant strategic value, the Board believes that Roche would be able to achieve considerable cost synergies, including distribution synergies, with Ventana’s strong position in the U.S. complementing Roche’s strong position outside the U.S. As Dr. Schwan noted on the Roche Conference Call, “Tissue-based testing is very much geared towards the pathologists and as such there are certainly synergies in the sense that [Roche] can use [its] standing, [its] brand and [its] infrastructure outside of the U.S.”

•	The Offer Represents a Low Control Premium and Low Multiple Compared to Precedent Transactions.

•

The Offer, which represents a premium of 45% to the average of the closing prices of the Company’s Shares for the one-month period ending on June 25, 2007, the last trading day prior to Roche’s public announcement of the Offer, does not compare favorably to the 143% one-month prior premium paid by Danaher Corporation (“Danaher”) for Vision Systems Limited (“Vision”), one of Ventana’s primary competitors. In addition, the EBITDA multiples paid by Danaher for Vision and by EQT Partners (“EQT”) for Dako Denmark A/S (“Dako”), another of the Company’s direct competitors, were substantially higher than the EBITDA multiple implied by Roche’s Offer for Ventana; the forward year EBITDA multiple paid by Danaher for Vision was 79x, and the trailing year EBITDA multiple paid by EQT for Dako was 96x.

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As Roche acknowledged in the Roche Conference Call, Ventana is the premier company in its markets and has superior capabilities to its competitors; however, the premium and multiples implied by the Offer do not adequately reflect this leadership and superiority.

•	The Offer Values Ventana at a Price Below Recent Trading Levels.

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The market price has remained above the Offer price of $75.00 per Share since the public announcement of the Offer on June 25, 2007. The closing price per Share on the Nasdaq Global Select Market on July 10, 2007, the last trading day prior to the date of this Statement, was $80.25.

•	Ventana Has a Long and Proven Track Record of Delivering Value to Stockholders.

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The Board and management team of Ventana has a long and proven track record of focusing on and delivering results that drive significant stockholder value. Ventana has a seven year track record of uninterrupted year-over-year revenue and earnings growth. From 2001 to 2006, the Company’s revenue grew at a CAGR of over 20%. Over that same period, the Company’s net income grew at a CAGR of 85% and operating margin expanded from 1% to 19% despite accelerated commercial and R&D investment. As a result of these strong, consistent financial results, the Company’s stock price increased approximately 430% in the last five years, representing a 39% CAGR, as compared to a 9% CAGR for the S&P 500 over that same period.

•	The Interests of Ventana’s Board and Management Team Are Closely Aligned with the Interests of Ventana’s Stockholders.

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As of June 30, 2007, the Board and management team owned approximately 19% of the Company’s outstanding Shares on a fully-diluted basis. Since inception, this significant insider ownership has ensured that the Company is solely focused on building the leading company in its industry and delivering significant stockholder value. Today, the interests of the Board and management team remain closely aligned with the interests of the Company’s stockholders in maximizing stockholder value. The Board and management team is committed to continuing to enhance the Company’s value as well as continuing to evaluate strategies consistent with the best interests of Ventana stockholders.

Following is a copy of the letter Ventana sent today to Roche’s Chairman:

Dear Dr. Humer:

Our Board of Directors, along with our financial and legal advisors, met in person on June 27, by phone on July 6, in person on July 9 and again by phone on July 10 to review Roche’s proposed acquisition of Ventana for $75 per share in cash.

After careful consideration and review, we reject your proposal. We believe the offer of $75 per share is far below the value that can be created for stockholders by our Company continuing to remain an independent entity. Because $75 per share is so far below a reasonable starting point for negotiations, we also decline to engage in discussions regarding a sale of Ventana. We base our decision on a variety of factors (as are detailed in our Schedule 14D-9), including the following—

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After conducting a detailed assessment of our current business plan and receiving an opinion of inadequacy from our financial advisors (Merrill Lynch & Co. and Goldman, Sachs & Co.), the Board believes the intrinsic value of Ventana to be substantially in excess of your offer of $75 per share in cash.

•

The price of $75 per share also does not fairly compensate our stockholders for the strategic and synergy value of Ventana to Roche. You acknowledged this value in your own investor conference call on June 26, 2007.

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Our current market value does not fully reflect the value-creation potential of our business plan and our research and development pipeline, including those innovations related to companion diagnostics. Under all circumstances, our stockholders must be adequately compensated for the significant value that will be created.

We take strong exception to the inference that you are attempting to create with the misleading statement in your letter dated June 18 that we have “declined to engage in any meaningful dialogue.” Each of your proposals—first, for a controlling equity investment; now, for a 100% acquisition—were thoroughly considered and analyzed by our Board. Similarly, you have created serious misimpressions in your letter of June 25 by your statement alleging “an unwillingness to meet for a discussion … or even to take my call,” when, in fact, well before June 25, you and your advisors were informed repeatedly and in writing that we would get back to you following our Board meeting later that week.

We have a serious concern that, to some significant extent, your interest in our Company may be based upon confidential information shared with you or your affiliates for collaborative purposes. At a minimum, that indicates a serious breach of our trust. That, together with your high-handed tactics, will no doubt serve as a cautionary tale to those with whom you may seek to do business in the future. The separate relevance of this to our stockholders is that you have moved aggressively and opportunistically to seek to acquire Ventana before the market has assimilated the information that you fully appreciate.

The Directors of Ventana have taken, and will continue to take, their responsibility as fiduciaries to stockholders extremely seriously. As you are well aware, our Board of Directors includes several stockholders with significant ownership stakes in our Company. We are committed to building value and looking out for the interests of all our stockholders. Accordingly, we have determined that the appropriate course of action is to vigorously resist Roche’s attempt to acquire Ventana at an inadequate price.

Sincerely,

Jack Schuler

Christopher Gleeson

cc: Board of Directors of Ventana

About Ventana

Ventana develops, manufactures, and markets instrument/reagent systems that automate slide preparation and staining in clinical histology and drug discovery laboratories worldwide. Ventana’s clinical systems are important tools used in the diagnosis and treatment of cancer and infectious diseases. Ventana’s drug discovery systems are used to accelerate the discovery of new drug targets and evaluate the safety of new drug compounds.

Visit the Ventana Medical Systems, Inc., website at www.ventanamed.com.

Forward-Looking Statements

This Statement contains forward-looking statements that may state Ventana’s, its management’s or the Board’s intentions, beliefs, expectations or predictions for the future. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance, or achievements, and may contain words such as “believe”, “anticipate”, “expect”, “estimate”, “project”, “intend”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meaning. Specific forward-looking statements contained in this Statement include, but are not limited to the Company’s belief or assertion that: (i) it will continue to deliver value to its stockholders; (ii) the Company’s research and development capabilities will generate new product introductions that it believes have the potential to drive significant future value; (iii) primary staining represents a significant new growth opportunity that will compliment its core advanced staining franchise; (iv) it will continue its record of improving customer experience and workflow and drive significant enhancements in the clinical utility of its products; (v) companion diagnostics represent a significant long-term growth opportunity for both itself and its collaboration partners and that the resulting revenue opportunities are extensive and could drive Ventana’s growth well into the future; and (vi) its focus on differentiated automated platforms, high content diagnostic tests, integrated patient information management and improving patient care will continue to drive both Ventana’s leadership and segment growth. These forward-looking statements are subject to numerous risks and uncertainties, and actual results may vary materially. The Company may not achieve anticipated future operating results and product development activities may not be as successful as the Company expects in terms of the timing of product availability to the market or customer rates of adoption. Other risks and uncertainties include risks associated with the development, manufacturing, marketing, and sale of products, competitive factors, general economic conditions, legal disputes, and government actions, and those other risks and uncertainties contained in Ventana’s reports filed with the SEC, including its Current Reports on Form 8-K, our Quarterly Reports on Form 10-Q and under the heading “Item 1A. Risk Factors” in the Company’s Annual Report for the year ended December 31, 2006 filed with the SEC on Form 10-K, and subsequent filings made with the SEC from time to time. Copies of filings made with the SEC are available through the SEC’s electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov. The Company undertakes no obligation following the date of this release to update or revise its forward-looking statements or to update the reasons actual results could differ materially from those anticipated in forward-looking statements. Undue reliance should not be placed upon any such forward-looking statements, which speak only as of the date such statements are made. Past performance is not indicative of future results. Ventana cannot guarantee any future operating results, activity, performance, or achievement.

VENTANA’S STOCKHOLDERS SHOULD READ THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, WHICH WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON JULY 11, 2007, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO. THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT SETS FORTH THE REASONS FOR THE RECOMMENDATION OF THE VENTANA BOARD AND RELATED INFORMATION. THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC’S WEBSITE AT WWW.SEC.GOV, AT VENTANA’S WEBSITE AT WWW.VENTANAMED.COM OR FROM VENTANA’S INFORMATION AGENT, INNISFREE M&A INCORPORATED AT (888) 750-5834.

Contacts:

For Media: Anna Cordasco/Brooke Morganstein Sard Verbinnen & Co. 212-687-8080	For Investors: Brad Wilks/Seth Frank Sard Verbinnen & Co. 312-895-4700 Alan Miller/Jennifer Shotwell Innisfree M&A Incorporated 212-750-5833